SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. n.º 06.164.253/0001-87

N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 13, 2012

Date, Time and Place: November 13, 2012, at 09:00 a.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 15 – Meeting Room of the Board of Directors, (“Company”), Jardim Aeroporto, São Paulo/SP. Attendance: All the members of the Board of Directors of the Company. Chairmanship of the Meeting: Chairman: Mr. Constantino de Oliveira Junior, Secretary: Mr. Henrique Constantino; Call Notice: Waived, due to the attendance of all the members of the Board of Directors. Agenda: To pass resolutions about the following items: (i) approval of the Financial Statements of the Company for the third quarter of 2012; (ii)  presentation of the Company’s Audit Committee; (iii)  the Company’s Business Plan for 2013; (iv)  the Smiles program Budget for 2013; and (v)  granting of Options and Restricted Shares relating toyear 2012. Resolutions made: After the necessary explanations were provided, and after a detailed review of the Financial Statements and other documents referring to the matters of the agenda, the following resolutions were approved by unanimous vote: (i) the Financial Statements for the third quarter of 2012, with special review issued by Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”). Accordingly, one copy of the Financial Statements, after having been approved and initialed by the Chairman and the Secretary of the Meeting, will be filed with the head-office of the Company and disclosed as required by law; (ii)  the Audit Committee presented the activities and projects already carried, as well as the plans and projects still to be implemented until the end of 2012; (iii) the Company’s Business Plan for 2013, the original copy of which is initialed by the Chairman and the Secretary of the meeting and filed with the head-office of the Company; and (v)  the granting of (a) seven hundred and seventy-eight thousand, nine hundred and twelve (778,912) Stock Option Plan referring to fiscal year 2012, under the terms of the Long-Term Incentive Plan - Stock Option Plan (“Options”), approved at the Special Shareholders’ Meeting held on October 19, 2012; and (b) six hundred and thirty-five thousand, two hundred and ninety-three (635,293) awards, granting the beneficiaries thereof the right to receive Restricted Shares (“Restricted Shares Awards”) referring to fiscal year 2012, under the terms of the Long-Term Incentive Plan – Restricted Shares Plan, approved at the Special Shareholders’ Meeting held on October 19, 2012. Having in consideration that the Plans were approved only in October 2012, the Board of Directors has decided, for all purposes, including for starting counting the vesting period of the 2 Plans, that the granting date of the Options and Restricted Shares Awards for the beneficiaries of each Plan, as determined by the People Management and Corporate Governance Committee, shall be April 30, 2012 (“Granting Date”). Adjournment of the Meeting and Drawing-up of the Minutes: The floor was offered to whom might wish to use it, and as nobody voiced the intention to do so, the meeting was adjourned for the time necessary for the drawing-up of these minutes, which upon the reopening of the meeting were read, checked and signed by the attendees. I hereby certify that this is a faithful copy of the minutes, which were drawn-up in the proper book.

São Paulo, November 13, 2012.

__________________________________ Constantino de Oliveira Junior Chairman	________________________________ Henrique Constantino Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.